Exhibit 99.1

Fly Leasing Reports Third Quarter 2018 Financial Results

Dublin, Ireland, November 8, 2018 – Fly Leasing Limited (NYSE: FLY) (“FLY”), a global leader in aircraft leasing, today announced its financial results for the third quarter of 2018.

Highlights

•	Net income of $20.7 million, $0.68 per share
•	Adjusted Net Income of $22.8 million, $0.75 per share
•	13% increase in operating lease rental revenue
•	Completed acquisition of 28 A320s on lease to AirAsia group airlines
•	Book value of $20.89 per share at September 30

“FLY had one of its best quarters ever, driven by a 13% increase in operating lease rental revenue as compared to the same quarter in 2017,” said Colm Barrington, FLY’s Chief Executive Officer. “Our quarterly adjusted net income of $22.8 million, adjusted earnings per share of $0.75 and adjusted ROE of 14.4% reflect significant improvements in our business.”

“For the first nine months of the year, operating lease revenue increased by 17%, generating adjusted net income of $60.4 million, or $2.10 per share," said Barrington.

“We have completed the initial phase of the AirAsia transactions with the acquisition of 33 aircraft,” added Barrington. “We now look forward to executing on our $2 billion pipeline comprised of the 41 A320neo family aircraft that will begin delivering next year.”

Financial Results

FLY is reporting net income of $20.7 million, or $0.68 per share, for the third quarter of 2018. This compares to a net loss of $12.5 million, or $0.43 per share, for the same period in 2017.

Net income for the nine months ended September 30, 2018 was $54.7 million, or $1.90 per share, compared to a net loss of $4.6 million, or $0.15 per share, for the nine months ended September 30, 2017.

Adjusted Net Income

Adjusted Net Income was $22.8 million for the third quarter of 2018, compared to Adjusted Net Loss of $10.0 million for the same period in the previous year. On a per share basis, Adjusted Net Income was $0.75 in the third quarter of 2018, compared to Adjusted Net Loss of $0.34 for the third quarter of 2017. For the nine months ended September 30, 2018, Adjusted Net Income was $60.4 million, or $2.10 per share, compared to $0.9 million, or $0.03 per share, for the same period last year.

A reconciliation of Adjusted Net Income (Loss) to net income (loss) determined in accordance with GAAP is shown below.

Portfolio Acquisition Update

As of September 30, 2018, FLY had completed the transfers of 29 Airbus A320 aircraft from AirAsia Group Berhad, as successor to AirAsia Berhad ("AirAsia"), and its subsidiary, Asia Aviation Capital Limited ("AACL"). In October 2018, FLY completed the transfers of four additional Airbus A320 aircraft and seven engines on operating leases to AirAsia and its affiliated airlines.

Financing

As of September 30, 2018, FLY has drawn down approximately $548.1 million to finance the acquisition of 29 Airbus A320 aircraft from AACL under a term loan facility with a consortium of lenders.

On October 30, 2018, FLY had drawn $43.9 million under a term loan facility with certain lenders to finance the acquisition of seven engines on operating leases to AirAsia and its affiliated airlines from AACL.

Share Issuance

In connection with the AirAsia transactions, on July 13, 2018, FLY issued and sold approximately 1.3 million of its common shares in the form of ADSs, at a purchase price of $15.00 per share, to affiliates of Onex Corporation ("Onex") and the management team of BBAM Limited Partnership and its subsidiaries ("BBAM"). All FLY common shares held by Onex, and the newly issued FLY common shares held by members of the BBAM management team, are subject to a 180-day lock-up from the date of issuance. In addition, on August 30, 2018, FLY issued approximately 3.3 million of its common shares in the form of ADSs, valued at $15.00 per share, to AirAsia as partial consideration in the AirAsia transactions. The FLY common shares issued to AirAsia are subject to lock-up restrictions until 2021, as well as voting and standstill undertakings until AirAsia and its affiliates own less than 10% of FLY’s outstanding shares.

Financial Position

At September 30, 2018, FLY’s total assets were $4.2 billion, including investment in flight equipment totaling $3.7 billion. Total cash at September 30, 2018 was $268.1 million, of which $180.1 million was unrestricted. The book value per share at September 30, 2018 was $20.89, an 8% increase since the beginning of the year.

Aircraft Portfolio

At September 30, 2018, FLY had 112 aircraft on lease to 48 airlines in 27 countries. The table below does not include one B767 aircraft owned by a joint venture in which FLY has a 57% interest.

Portfolio at	Sep. 30, 2018		Dec. 31, 2017
	Number	% of Net Book Value	Number	% of Net Book Value
Airbus A319	8	3%	9	4%
Airbus A320	42	31%	12	11%
Airbus A321	3	4%	3	4%
Airbus A330	3	5%	3	6%
Airbus A340	2	1%	2	1%
Boeing 737	45	35%	46	45%
Boeing 757	3	1%	3	1%
Boeing 777	2	8%	2	10%
Boeing 787	4	12%	5	18%
Total	112	100%	85	100%

At September 30, 2018, the average age of the portfolio, weighted by net book value, was 7.1 years. The average remaining lease term was 5.9 years, also weighted by net book value. At September 30, 2018, FLY's 112 aircraft on lease were generating annualized rental revenue of approximately $452.1 million. FLY’s lease utilization factor was 100.0% for the third quarter of 2018 and 99.5% for the nine months ended September 30, 2018.

Conference Call and Webcast

FLY’s senior management will host a conference call and webcast to discuss these results at 9:00 a.m. U.S. Eastern Time on Thursday, November 8, 2018. Participants should call +1 (409) 220-9381 (International) or (866) 438-0730 (North America) and enter confirmation code 6346059. A live webcast with slide presentation will be available on the Events and Presentations page in the Investor Relations section of FLY’s website at www.flyleasing.com. A webcast replay will be available on the company’s website for one year.

About FLY

FLY is a global aircraft leasing company with a fleet of modern, high-demand, and fuel efficient commercial jet aircraft. FLY leases its aircraft under multi-year lease contracts to a diverse group of airlines throughout the world. FLY is managed and serviced by BBAM, a worldwide leader in aircraft lease management and financing. For more information about FLY, please visit our website at www.flyleasing.com.

Non-GAAP Financial Measures

FLY provides all financial information in accordance with Generally Accepted Accounting Principles in the United States (GAAP). To supplement our consolidated financial statements presented in accordance with GAAP, we are also providing with this press release, and on our conference call, certain non-GAAP financial measures, including Adjusted Net Income and Adjusted Return on Equity.  In calculating these non-GAAP financial measures, we have excluded certain amounts, as detailed in the reconciliation below.

Beginning in the first quarter of 2018, we modified our reporting of Adjusted Net Income and Adjusted Return on Equity. As a result, we have modified our historical presentation of these measures. Prior period information has been revised to conform to the current period presentation.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for FLY’s future business, operations and financial performance, including the expected timing and benefits of the AirAsia portfolio transactions (the "AirAsia Transactions). Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks; the risk that expected benefits of the AirAsia Transactions may not be fully realized or may take longer to realize than expected; the risk that business disruption resulting from the AirAsia Transactions may be greater than expected; and the risk that FLY may be unable to achieve its portfolio growth expectations, or to reap the benefits of such growth. Further information on the factors and risks that may affect FLY’s business is included in filings FLY makes with the Securities and Exchange Commission from time to time, including its Annual Report on Form 20-F and its reports on Form 6-K. FLY expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise

# # #

Contact:

Matt Dallas
Fly Leasing Limited
+1 203-769-5916
ir@flyleasing.com

Fly Leasing Limited

Consolidated Statements of Income (Loss)
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three months ended Sep. 30,		Nine months ended Sep. 30,
	2018 (Unaudited)	2017 (Unaudited)	2018 (Unaudited)	2017 (Unaudited)
Revenues
Operating lease rental revenue	$98,863	$87,616	$277,191	$248,118
End of lease income	3,072	—	16,069	1,239
Amortization of lease incentives	(2,480)	(1,956)	(7,124)	(5,602)
Amortization of lease premiums, discounts and other	(108)	(106)	(389)	(289)
Operating lease revenue	99,347	85,554	285,747	243,466
Finance lease revenue	167	181	512	554
Equity earnings (loss) from unconsolidated subsidiary	136	125	(110)	377
Gain on sale of aircraft	2,579	—	5,524	—
Interest and other income	2,337	359	4,321	920
Total revenues	104,566	86,219	295,994	245,317
Expenses
Depreciation	36,569	34,145	104,197	99,270
Aircraft impairment	—	22,000	—	22,000
Interest expense	37,472	32,677	104,039	96,400
Selling, general and administrative	7,719	6,956	22,698	23,226
Loss (gain) on derivatives	(2,095)	(19)	(2,615)	354
Loss on modification and extinguishment of debt	560	82	1,458	2,511
Maintenance and other costs	323	406	2,037	1,636
Total expenses	80,548	96,247	231,814	245,397
Net income (loss) before provision for income taxes	24,018	(10,028)	64,180	(80)
Provision for income taxes	3,278	2,476	9,466	4,492
Net income (loss)	$20,740	$(12,504)	$54,714	$(4,572)
Weighted average number of shares
- Basic	30,302,193	29,299,976	28,764,793	30,958,898
- Diluted	30,381,248	29,299,976	28,818,464	30,958,898
Earnings (loss) per share
- Basic	$0.68	$(0.43)	$1.90	$(0.15)
- Diluted	$0.68	$(0.43)	$1.90	$(0.15)

Fly Leasing Limited

Consolidated Balance Sheets
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Sep. 30, 2018 (Unaudited)	Dec. 31, 2017 (Audited)
Assets
Cash and cash equivalents	$180,078	$329,105
Restricted cash and cash equivalents	88,058	127,710
Rent receivables	4,425	2,059
Investment in unconsolidated subsidiary	4,138	8,196
Investment in finance lease, net	13,108	13,946
Flight equipment held for operating lease, net	3,450,199	2,961,744
Maintenance rights	270,638	131,299
Deferred tax asset, net	9,279	9,943
Fair value of derivative assets	13,561	2,643
Other assets, net	203,983	8,970
Total assets	$4,237,467	$3,595,615
Liabilities
Accounts payable and accrued liabilities	$34,452	$18,305
Rentals received in advance	19,541	14,968
Payable to related parties	6,247	2,084
Security deposits	58,702	49,689
Maintenance payment liability	292,221	244,151
Unsecured borrowings, net	617,229	615,922
Secured borrowings, net	2,409,975	2,029,675
Deferred tax liability, net	40,828	30,112
Fair value of derivative liabilities	2,173	7,344
Other liabilities	73,961	39,656
Total liabilities	3,555,329	3,051,906
Shareholders’ equity
Common shares, $0.001 par value, 499,999,900 shares authorized; 32,650,019 and 27,983,352 shares issued and outstanding at September 30, 2018 and December 31, 2017, respectively	33	28
Manager shares, $0.001 par value; 100 shares authorized, issued and outstanding	—	—
Additional paid in capital	549,123	479,637
Retained earnings	123,338	68,624
Accumulated other comprehensive gain (loss), net	9,644	(4,580)
Total shareholders’ equity	682,138	543,709
Total liabilities and shareholders’ equity	$4,237,467	$3,595,615

Fly Leasing Limited

Consolidated Statements of Cash Flows
(DOLLARS IN THOUSANDS)

	Nine months ended Sep. 30,
	2018 (Unaudited)	2017 (Unaudited)
Cash Flows from Operating Activities
Net income (loss)	$54,714	$(4,572)
Adjustments to reconcile net income (loss) to net cash flows provided by operating activities:
Equity in (earnings) loss from unconsolidated subsidiary	110	(377)
Finance lease revenue	(512)	(554)
Gain on sale of aircraft	(5,524)	—
Depreciation	104,197	99,270
Aircraft impairment	—	22,000
Amortization of debt discounts and issuance costs	6,399	6,053
Amortization of other comprehensive income into interest expense	3,026	—
Amortization of lease incentives	7,124	5,602
Amortization of lease discounts, premiums and other items	389	289
Amortization of acquisition fair value adjustments	861	928
Loss on modification and extinguishment of debt	1,458	2,511
Unrealized foreign exchange (gain) loss	(481)	2,004
Provision for deferred income taxes	9,637	4,457
(Gain) loss on derivatives	(4,847)	105
Maintenance payment liability recognized into earnings	(11,846)	—
Distributions from unconsolidated subsidiary	2,075	—
Cash receipts from maintenance rights	3,013	—
Changes in operating assets and liabilities:
Rent receivables	(5,665)	(2,441)
Other assets	(3,835)	(1,925)
Payable to related parties	(11,159)	(9,061)
Accounts payable, accrued and other liabilities	20,161	13,757
Net cash flows provided by operating activities	169,295	138,046
Cash Flows from Investing Activities
Distributions from unconsolidated subsidiary	1,874	—
Rent received from finance lease	1,350	1,430
Purchase of flight equipment	(617,370)	(383,426)
Proceeds from sale of aircraft, net	113,829	—
Deposit for AirAsia transactions	(299,945)	—
Payments for aircraft improvement	(170)	(5,157)
Payments for lessor maintenance obligations	(8,229)	(12,123)
Net cash flows used in investing activities	(808,661)	(399,276)

	Nine months ended Sep. 30,
	2018 (Unaudited)	2017 (Unaudited)
Cash Flows from Financing Activities
Security deposits received	10,907	7,196
Security deposits returned	(6,224)	(3,554)
Maintenance payment liability receipts	59,611	56,439
Maintenance payment liability disbursements	(8,902)	(13,734)
Net swap termination payments	1,136	—
Debt modification and extinguishment costs	436	(602)
Debt issuance costs	(2,216)	(307)
Proceeds from secured borrowings	705,201	184,685
Repayment of secured borrowings	(328,595)	(140,194)
Net proceeds from shares issued	19,394	—
Shares repurchased	—	(47,010)
Net cash flows provided by financing activities	450,748	42,919
Effect of exchange rate changes on unrestricted and restricted cash and cash equivalents	(61)	438
Net decrease in unrestricted and restricted cash and cash equivalents	(188,679)	(217,873)
Unrestricted and restricted cash and cash equivalents at beginning of period	456,815	612,087
Unrestricted and restricted cash and cash equivalents at end of period	$268,136	$394,214

Reconciliation to Consolidated Balance Sheets:
Cash and cash equivalents	$180,078	$272,080
Restricted cash and cash equivalents	88,058	122,134
Unrestricted and restricted cash and cash equivalents	$268,136	$394,214

Fly Leasing Limited

Reconciliation of Non-GAAP Measures
(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Three months ended Sep. 30,		Nine months ended Sep. 30,
	2018 (Unaudited)	2017(1) (Unaudited)	2018 (Unaudited)	2017(1) (Unaudited)
Net income (loss)	$20,740	$(12,504)	$54,714	$(4,572)
Adjustments:
Unrealized foreign exchange (gain) loss	(25)	476	(481)	2,004
Deferred income taxes	3,310	2,469	9,637	4,457
Fair value changes on undesignated derivatives	(1,206)	(449)	(3,446)	(944)
Adjusted Net Income (Loss)	$22,819	$(10,008)	$60,424	$945
Average Shareholders’ Equity	$635,193	$559,679	$592,402	$577,875
Adjusted Return on Equity	14.4%	(7.2)%	13.6%	0.2%

Weighted average diluted shares outstanding	30,381,248	29,299,976	28,818,464	30,958,898
Adjusted Net Income (Loss) per diluted share	$0.75	$(0.34)	$2.10	$0.03
(1) Revised to conform to current period presentation.

FLY defines Adjusted Net Income as net income (loss) plus or minus (i) unrealized foreign exchange gains and losses; (ii) deferred income taxes; (iii) the fair value changes associated with interest rate derivative contracts that are not accounted for as cash flow hedges; and (iv) non-recurring expenses. The adjustments included within Adjusted Net Income are primarily non-cash or non-recurring items that we consider unrelated to the ongoing performance of our operations. Adjusted Return on Equity is calculated by dividing Adjusted Net Income by average shareholders’ equity for each period presented. For periods of less than one year, the resulting return is annualized.

FLY uses Adjusted Net Income and Adjusted Return on Equity, in addition to GAAP net income and earnings per share, to assess our core operating performance on a consistent basis from period to period. Management believes these measures are helpful in evaluating the operating performance of our ongoing operations and identifying trends in our performance, because they remove the effects of certain non-cash or non-recurring items and certain other items that are not indicative of our overall operating trends. In addition, Adjusted Net Income and Adjusted Return on Equity help us compare our performance to our competitors. These measures should be considered in addition to, and not as substitutes for, net income or other financial measures determined in accordance with GAAP. FLY’s definitions may be different than those used by other companies.